Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to the Note to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the following pages which have been published by Youdao, Inc. (“Youdao”) on the website of the U.S. Securities and Exchange Commission on September 1, 2020. Youdao has American depositary shares representing its Class A ordinary shares listed on the New York Stock Exchange in the United States and is a subsidiary of the Company.

By order of the Board
NetEase, Inc.
William Lei Ding
Director

Hong Kong, September 1, 2020

As at the date of this document, the board of directors of the Company comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng, Mr. Michael Leung and Mr. Michael Tong as the independent directors.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission file number: 001-39087

Youdao, Inc.

(Exact Name of Registrant as Specified in Its Charter)

No. 399, Wangshang Road, Binjiang District

Hangzhou 310051, People’s Republic of China

+86 0571-8985-2163

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youdao, Inc.

Date: September 1, 2020	By:	/s/ Feng Zhou
		Name:	Feng Zhou
		Title:	Chief Executive Officer, Director

Exhibit 99.1

Youdao Reports Summer Business Updates

Beijing, China — September 1, 2020 — Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its summer business updates.

Summer Business Updates

Summer is a popular season for Chinese students to enroll in after-school tutoring courses for the coming academic year. Today, the Company is pleased to report that its paid student enrollments* for K-12 courses of Youdao Premium Courses amounted to over 460,000 in the two-month period of July and August 2020, representing an increase of over 500% compared to the corresponding period of 2019.

To take advantage of the tremendous growth potential of China’s online education industry, the Company has steadily strengthened its core teaching and content development capabilities. Furthermore, to tap into the summer season opportunity, the Company significantly increased its sales and marketing efforts. While such investments may widen net losses for this ongoing quarter, the Company expects to benefit from these measures in the long run.

Paid student enrollments are subject to future adjustments (such as refunds) and represent only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors. Our financial results will be released when we announce Q3 earnings.

Note:

* “paid student enrollments” for a specified period refers to the cumulative number of paid courses enrolled in by the Company’s students, including multiple paid courses enrolled in by the same student, after deducting the number of courses the tuition of which were fully refunded.

Conference Call

Youdao’s management team will host a teleconference call at 8:00 p.m. Eastern Time on September 1, 2020 (8:00 a.m. Beijing time on September 2, 2020). Youdao’s management will be on the call to answer questions. Details for the conference call are as follows:

Conference ID:                                                                                        8597567

Registration Link:                                                                           http://apac.directeventreg.com/registration/event/8597567

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

A live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.youdao.com.

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary, Youdao Cloudnote and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Pei Du

Youdao, Inc.

Tel: +86-10-8255-8907

E-mail: ir.youdao@service.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com